EXHIBIT 4.22

Her Majesty’s Treasury (the “Treasury”)
1 Horse Guards Road
London
SW1A 2HQ

26 February 2009

Ladies and Gentlemen,

ASSET PROTECTION SCHEME: PRE-ACCESSION COMMITMENTS

1.           Introduction

The Royal Bank of Scotland plc (the “Participating Institution”) notes that:

(A)
the Participating Institution is currently in discussions with the Treasury concerning the potential participation by members of the Participating Group (as defined below) in the Asset Protection Scheme (the “APS”) announced by the Government on 19 January 2009; and

(B)	such participation in the APS is subject (amongst other things) to a legally binding agreement on the terms of any such participation and is expected to be subject to a number of conditions precedent.

In anticipation of such potential participation in the APS, this document is being entered into by the Participating Institution by way of a deed poll in favour of the Treasury and specifies certain undertakings (“Pre-Accession Undertakings”) being given by the Participating Institution (for itself and on behalf of each member of the Participating Group).

References in this Deed Poll to: (i) “Participating Group” mean the Participating Institution and each of its group undertakings (as defined in the Companies Act 2006) and any other entity in which it or any such group undertaking has an ownership interest; and (ii) the “Interim Asset Management Undertakings” means the undertakings set out in paragraphs 6 to 12 (inclusive).  Unless otherwise defined herein, capitalised terms used in this Deed Poll shall have the meanings ascribed to them in the term sheet for the APS (the “Term Sheet”), the terms of which have been published by the Treasury on the date hereof.

2.           Nature of Pre-Accession Undertakings

The Participating Institution agrees that: (i) the Pre-Accession Undertakings are intended to be binding on it and each member of the Participating Group (subject to paragraph 15); (ii) such undertakings are a pre-requisite to the Participating Group’s participation in the APS; and (iii) such undertakings are without prejudice to the Treasury’s right to determine whether or not the Participating Group is eligible to participate in the APS.

The Participating Institution will use its best endeavours to comply with the Pre-Accession Undertakings in good faith, and to work constructively and in an open and transparent way with the Treasury so as to facilitate the implementation of the APS and the potential participation by the Participating Group in the APS in an expedited and cost- and resource-efficient manner.

3.           Duration of Pre-Accession Undertakings

The Participating Institution undertakes to implement the Pre-Accession Undertakings with immediate effect (or, where a period for compliance is expressly provided for below, within such period).  The Pre-Accession Undertakings will cease to apply on the earliest of: (i) the date on which the Participating Institution accedes to the APS; (ii) the date when the Participating Institution indicates to the Treasury in writing that it no longer wishes to accede to the APS; and (iii) 31 December 2009 or such other date as may be agreed between the Participating Institution and the Treasury (such period, the “Interim Period”).  If the Participating Group does not participate in the APS neither the Participating Institution nor any member of the Participating Group will be liable for any matters arising hereunder.

4.           Information and assistance

4.1           General

The Participating Institution shall provide the Treasury (and its officials, employees, representatives, agents and advisers (together “Representatives”)) with all such assistance, and information and data, as is reasonably requested by the Treasury or its Representatives which is pertinent to the implementation of the APS and the Participating Group’s potential participation in the APS.

The Participating Institution will take all reasonable steps to ensure that the information and data provided to the Treasury or its Representatives is accurate and up-to-date.

Nothing in this paragraph 4 shall require any member of the Participating Group to provide to the Treasury any information or data that it has already provided to the Treasury (or its Representatives) prior to the date of this Deed Poll.

4.2           Information: Identification of Proposed Assets

It is acknowledged and agreed that the Treasury intends that any assets, commitments and exposures to be included by the Participating Group within the APS will be agreed by no later than 30 April 2009.

In order to achieve that intention, the Participating Institution shall provide to the Treasury as soon as practicable an indicative list of the assets, commitments and exposures that it proposes to include within the APS (such assets, commitments and exposures the “Proposed Assets” and such list of Proposed Assets the “Proposed Assets Schedule”).

The Proposed Asset Schedule shall specify such information in respect of Proposed Assets as the Treasury may in its reasonable discretion deem necessary or appropriate for each type of Proposed Asset (the “Indicative Asset Information”) which may include, without limitation, the following: (i) its asset class; (ii) its outstanding principal balance (or equivalent) as at 31 December 2008: (iii) the provisions made in respect of it, and the value ascribed to it, in the audited consolidated balance sheet of the Participating Group as at 31 December 2008 (the “2008 Balance Sheet”); (iv) the counterparty or counterparties to that Proposed Asset; (v) whether any failure to pay (whether interest, principal or otherwise), bankruptcy, restructuring or other similar event (a “Trigger”) has occurred in relation to it, and, if so, the date of occurrence of that Trigger; (vi) its currency; (vi) its maturity date(s); (vii) the member(s) of the Participating Group that is(are) the legal owner(s) of that Proposed Asset or holds a significant economic interest in that Proposed Asset (each such entity a “Relevant Entity”); (viii) its location (where applicable); (ix) any credit risk mitigation that the Participating Group has effected (and that remains in place) in relation to that Proposed Asset; (x) any pledge or other security interest or repo, stock loan or other title transfer arrangement or other encumbrance affecting it (any such arrangement an “Arrangement”); and (xi) to the extent available, the Participating Institution’s most recent assessments (if any) of the probability of default and loss given default.

As soon as practicable after entry into this Deed Poll, the Participating Institution will discuss and use its best endeavours to agree in good faith with the Treasury a satisfactory timetable for providing the Proposed Assets Schedule and the Indicative Asset Information to the Treasury in order to achieve the intention set out in the first paragraph of this paragraph 4.2.

Development and finalisation of the Proposed Assets Schedule and the Indicative Asset Information will be an iterative process and, as such: (i) if the relevant Indicative Asset Information for a particular type of Proposed Asset is not available to the Participating Group at the time that Proposed Asset is included in the Proposed Asset Schedule the Participating Institution shall provide such information to the Treasury as soon as practicable; and (ii) the Participating Institution shall provide to the Treasury an updated Proposed Assets Schedule and Indicative Asset Information as promptly as practicable upon: (1) any asset, commitment or exposure becoming or ceasing to be a Proposed Asset; or (2) any information included in the Proposed Asset Schedule and Indicative Asset Information relating to a Proposed Asset ceasing to be accurate or up-to-date.

4.3           Information: due diligence on proposed assets

The Participating Institution shall as promptly as practicable provide to the Treasury (or its Representatives) information and data reasonably requested by the Treasury (or its Representatives) for the purposes of conducting due diligence on the Proposed Assets, determining whether the Proposed Assets satisfy the Asset Eligibility Criteria and quantifying the financial exposure which may result from the inclusion of such Proposed Assets in the APS.  Such information and data may include: (i) up-to-date details of provisions, impairments or write-downs, changes to mark-to-market valuations, rollovers, refinancings or capitalisation of interest in respect of Proposed Assets; and (ii) where a Trigger has occurred in respect of a Proposed Asset, up-to-date information and data as to the amount of any Losses (and any Recoveries or expected Recoveries).

The Participating Institution shall as soon as practicable after the date of this Deed Poll appoint a major international firm of accountants to co-ordinate the confirmatory due diligence process within the Participating Group relating to information provided (or to be provided) to the Treasury in relation to the APS, the specific scope of such engagement to be determined by the
Participating Institution acting reasonably (in consultation with the Treasury).

4.4           Information: other requirements

The Participating Institution shall as promptly as practicable provide information and data reasonably requested by the Treasury (or its Representatives) concerning:

(A)	the Participating Group’s business, financial condition and affairs (regardless of whether such information is directly pertinent to the Proposed Assets or the scope or implementation of the APS);

(B)	the financial performance and its risk assessment of Proposed Assets;

(C)
the Participating Group’s proposed strategy with respect to the management of the Proposed Assets (the “Asset Management Strategy”) and transactions relating to Proposed Assets, including the anticipated costs of managing the Proposed Assets;

(D)
the Participating Group’s: (i) current remuneration policy or procedure and any proposed changes thereto; (ii) organisational structures, including, without limitation, in respect of staffing and resourcing; and (iii) monitoring, reporting, risk management and conflict processes, systems and controls, in each case including actions and steps being taken or proposed to be taken to adapt, change or replace the foregoing in preparation for the Participating Group’s potential participation in the APS; and

(E)	any other material actions and steps being taken by the Participating Group to prepare for the implementation of the APS and the potential participation by the Participating Group in the APS.

No member of the Participating Group shall be required to comply with any requests from the Treasury or its Representatives under this paragraph 4.4 to the extent that they are excessive or constitute an unreasonable interference with the Participating Group’s commercial operations.

4.5           Access and assistance

The Participating Institution shall procure that:

(A)	the Treasury and its Representatives are given access to the Participating Group’s premises, books and records; and

(B)
its senior executives, managers and other relevant personnel, together with its accountants, auditors and other advisers, are made available upon reasonable notice to give (and are instructed to give as promptly as practicable) all information, explanations and assistance requested by the Treasury (or its Representatives), in either case as the Treasury deems reasonably necessary: (i) to facilitate implementation of the APS and the potential participation by the Participating Group in the APS; and (ii) to conduct due diligence on the Proposed Assets.

The Treasury shall, in particular (but without limitation), be entitled to require the Participating Institution to allow the Treasury’s reporting accountants such access to the Participating Group’s premises, books and records as it deems reasonably necessary to monitor and oversee the management of the Proposed Assets.

No member of the Participating Group shall be required to comply with any requests from the Treasury or its Representatives under this paragraph 4.5 to the extent that they are excessive or constitute an unreasonable impediment to personnel of the Participating Group of their ability to fulfil their day to day functions at the Participating Group.

5.           Consultation rights

The Participating Institution will consult fully with the Treasury with regard to:

(A)
the design, preparation and implementation of the operational and management structures within the Participating Group to manage the Proposed Assets, including the remuneration policy applying to personnel involved in managing the Proposed Assets;

(B)
its Asset Management Strategy (including, without limitation, any proposals: (i) to amend its existing ordinary course business practices for the management of the Proposed Assets; or (ii) to apply materially different ordinary course business practices for the management of the Proposed Assets on the one hand and assets which the Participating Institution does not propose to include within the APS on the other hand (such assets, the “non-APS Assets”));

(C)
the development of conflict resolution processes which ensure that any conflicts, or potential conflicts, arising in respect of the management of Proposed Assets and the non-APS Assets are managed without regard to any benefits that may be provided by the APS; and

(D)
proposals to adapt, change or replace the Participating Group’s policies, processes, systems and controls (including, without limitation, in relation to monitoring, reporting, risk management, conflicts, auditing and compliance) in each case to the extent such proposals relate to the implementation of the APS or the Participating Group’s potential participation in the APS.

6.           Oversight and control procedures

The Participating Institution shall, during the Interim Period, use its best endeavours (giving regard to reasonable operational requirements) to maintain regular, adequate and effective monitoring, reporting, risk management and audit controls and procedures that:

(A)
provide the directors and senior management of the Participating Group with a reasonable level of assurance that the Proposed Assets are being managed in accordance with the Interim Asset Management Undertakings;

(B)	ensure that risks relating to key business processes which affect the Proposed Assets are identified, assessed and reported, and are managed and mitigated appropriately; and

(C)	are designed to ensure that material information relating to the Proposed Assets is made known to the directors and senior management of the Participating Institution.

7.           Management of assets

The Participating Institution will during the Interim Period use its best endeavours:

(A)	to ensure that the management of all of its assets (including both the Proposed Assets and the non-APS Assets) is undertaken without regard to any benefits that may be provided by the APS;

(B)
to manage all Proposed Assets (including all Proposed Assets in respect of which a Trigger has occurred) in accordance with (i) usual business and banking practices as a prudent banking institution without regard to any benefits that may be provided by the APS;

(C)
to act in a way that aims to maximise the long-term value of any Proposed Assets without regard to any benefits that may be provided by the APS and, in particular, will use all commercially reasonable efforts to mitigate Losses and maximise Recoveries with respect to Proposed Assets; and

(D)
not to sell or dispose of, nor make any amendment or modification to the terms of a Proposed Asset, other than on a commercially reasonable basis consistent with the other Interim Asset Management Undertakings.

8.           Remuneration Policy

The Participating Institution acknowledges that the Treasury and the FSA propose to commence a consultation in relation to a Code of Remuneration Practice for banking institutions and confirms that it will comply with any such Code, and any other other legal or regulatory requirements relating to remuneration policies, to which it becomes subject from time to time.

9.           Liability Management

The Participating Institution will use its reasonable endeavours to develop and implement a liability management plan in respect of the business of the Participating Group which aims to achieve an increase in its total Core Tier 1 capital of at least £4.7 billion (in addition to any increases resulting from the APS, the Credit Guarantee Scheme and any other government scheme, including recapitalisation) by no later than 30 June 2009 and seeks to achieve a further increase in its Core Tier 1 capital of at least £1.2 billion by 31 December 2009, in each case subject to market conditions.  If market conditions result in a failure to increase total Core Tier 1 capital by these amounts in these periods, the Treasury and the Participating Institution will discuss in good faith a suitable extension to those periods taking account of such market conditions.

10.           Deferred Tax Assets

(A)
The Participating Institution has agreed in principle that if (and only if) the Participating Institution accedes to the APS, its Deferred Tax Assets will be dealt with as described below.  The Treasury and the Participating Institution will work together prior to accession with a view to agreeing appropriate means of implementing the following principles, which will be reflected in the detailed provisions to be included in the relevant accession agreement.  For these purposes, any reference to the Participating Institution’s “Deferred Tax Assets” means any tax losses, allowances, credits or other tax benefits (including, for the avoidance of doubt, any trading losses, Schedule A losses, non-trading deficits on loan relationships, non-trading losses on intangible fixed assets, carried forward expenses of management, carried forward allowable losses for chargeable gains purposes, carried forward unrelieved foreign tax and carried forward eligible unrelieved foreign tax) which (but for the undertaking mentioned below) would arise for UK tax purposes to any member of the Participating Institution’s group in respect of any accounting period ending on or after 31 December 2008 and would be available for carry forward to any subsequent accounting period.  The relevant principles are as follows:

(i)
the Participating Institution (and each member of its group) will not claim, and (where relevant) the Participating Institution (and each member of its group) will disclaim, any Deferred Tax Assets, provided that such undertaking will not apply in respect of any Deferred Tax Asset which would (but for such undertaking) have first arisen in the Relevant Period or any subsequent accounting period.  For these purposes, the “Relevant Period” means the earlier of (a) the first accounting period beginning more than five years after the relevant accession date and (b) the first accounting period beginning after the relevant accession date in which the Participating Institution’s group becomes profitable;

(ii)
prior to accession, the Treasury will discuss in good faith with the Participating Institution whether any Deferred Tax Assets should be excluded from the undertaking mentioned above in order to address any UK tax issues arising for the Participating Institution (or any member of its group) from the implementation of any other aspects of the APS and/or any intra-group arrangements entered into by members of the Participating Institution’s group in connection with the implementation of the APS;

(ii)
the Participating Institution will (and will ensure that each member of its group will), at its own cost, promptly appoint a firm of accountants (approved in advance by the Treasury) to investigate and report on the amount of any Deferred Tax Assets which would (but for the above undertaking) be available to any member of the Participating Institution’s group in respect of any accounting period ending on or after 31 December 2008, provided that this obligation will not apply in relation to the Relevant Period or any subsequent accounting period. Each such report is to be provided to both the Participating Institution and the Treasury; and

(iii)
the relevant accession agreement will contain undertakings by the Participating Institution to ensure that the purpose of the above undertaking is not frustrated by actions taken by the Participating Institution or any member of its group (for example, by the Participating Institution’s entering into any transaction, arrangement or other action one of whose main purposes is to avoid or defer any UK tax liability which would otherwise have arisen, or the accrual or realisation of any income, profits or gains which would otherwise have arisen for UK tax purposes, against which any Deferred Tax Asset could (but for the undertaking mentioned above) have been set off, subject to such exceptions as may be agreed between the Treasury and the Participating Institution prior to accession).

(B)
The Participating Institution will (and will ensure that each member of its group will) promptly provide any information reasonably requested by the Treasury for the purpose of determining whether any Proposed Asset and/or any Deferred Tax Asset arises (or has arisen) from any transaction, arrangement or other action one of whose main purposes is to avoid or defer any UK tax liability or the accrual or realisation of any income, profits or gains for UK tax purposes.  Without limitation, the Participating Institution will (and will ensure that each member of its group will) authorise H.M.  Revenue and Customs to disclose to the Treasury any relevant information set out in any tax returns or related claims, elections, notices or other correspondence, including any notification submitted by any member of the Participating Institution’s group pursuant to Part 7 Finance Act 2004.

11.           Commitment regarding deleveraging activities

At or around the same as this Deed Poll, the Participating Institution has agreed certain commitments in relation to its lending activities, including commitments in respect of financing facilities to be made available to “Large Corporates” (being UK businesses with a turnover which is typically in excess of £500 million) (the “Large Corporate Lending Commitment”).  The Participating Institution will inform the Department of Business, Enterprise and Regulatory Reform prior to making significant reductions in the level of lending being made available to existing Large Corporate borrowers or counterparties (where such borrowers or counterparties are creditworthy and meet the Participating Institution’s ordinary course commercial and risk assessment criteria).

12.           Servicing of assets

The Participating Institution shall use its best endeavours to continue to:

(A)
ensure that internal services within the Participating Group (including, without limitation, IT, accounting, audit, tax, legal, compliance and administrative) reasonably required for the management of the Proposed Assets are provided: (i) on a basis which is no less favourable than the basis upon which services are provided to non-APS assets,

(including, without limitation, with regard to the level and quality of such services); and (ii) in accordance with: (1) usual business and banking practices as a prudent banking institution;

(B)	dedicate sufficient staff (with the requisite qualifications) to the management of the Proposed Assets to ensure compliance with the Pre-Accession Undertakings; and

(C)	ensure that such other resources are deployed in the management of the Proposed Assets as are necessary to comply with the Pre-Accession Undertakings.

The Participating Institution shall provide written notification to the Treasury promptly after the execution of any contract pursuant to which any third party (other than a member of the Participating Group) will manage any of the Proposed Assets.

13.           Public disclosure

The Participating Institution understands that the Treasury will not publicly announce the details of the Pre-Accession Undertakings.

14.           Confidentiality

The Participating Institution’s disclosure obligations hereunder will be subject to any confidentiality obligations imposed on it by applicable law or regulation and (to the extent in existence at the date of this Deed Poll) contractual limitations on the Participating Institution’s or any member of the Participating Group’s ability to disclose information, save to the extent that compliance with any such obligation or limitation can be achieved by anonymising data or information to preserve customer confidentiality.  If requested by the Treasury, the Participating Institution shall demonstrate to the Treasury’s reasonable satisfaction the existence (and details) of any such obligation or limitation which results in the Participating Institution being unable to provide any confidential information which it would otherwise be required to provide hereunder.

Confidential information or data provided to the Treasury (or its Representatives) pursuant to this Deed Poll will be subject to the confidentiality agreement entered into between the Participating Institution and the Treasury on 17 February 2009.

The Treasury will have regard to any commercial sensitivities of the Participating Institution in relation to the sharing of any information under this Deed Poll (for example, where any Representative who receives information is a competitor of the Participating Institution).

15.           Non-Wholly Owned Entitles

It is acknowledged that there are entities within the Participant’s Group which are not wholly-owned (directly or indirectly) by the Participating Institution (such entities being “Non-Wholly Owned Entities”).  The obligations of the Participating Institution under this Deed Poll to ensure compliance with the Pre-Accession Undertakings by any Non-Wholly Owned Entities shall be limited to the Participating Institution using its best endeavours to procure compliance by such Non-Wholly Owned Entities.

16.           Miscellaneous

16.1         Representations and warranties

The Participating Institution represents and warrants that:

(A)	it has the corporate power and the authority to enter into this Deed Poll and to carry out its obligations, and the undertakings given by it, hereunder;

(B)
it is duly organised and validly existing under the laws of its jurisdiction of organisation, and the execution of this Deed Poll and the carrying out its obligations, and the undertakings given by it, hereunder have been duly authorised by all necessary action, and no other act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution of this Deed Poll or the carrying out its obligations, and the undertakings given by it, hereunder; and

(C)	it has duly executed and delivered this Deed Poll.

16.2         Costs

The Participating Institution acknowledges and agrees that it shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Deed Poll and compliance with the Pre-Accession Undertakings.

16.3         Remedies

The Participating Institution acknowledges and agrees that:

(A)
(without prejudice to any other rights or remedies which the Treasury may have) damages would not be an adequate remedy for any breach by the Participating Institution of the provisions of this Deed Poll and the Treasury shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by the Participating Institution and no proof of special damages shall be necessary for the enforcement by the Treasury of its rights under this Deed Poll;

(B)
no failure of the Treasury to exercise, and no delay by the Treasury in exercising, any right, power or remedy in connection with this Deed Poll will operate as a waiver thereof, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right; and

(C)	the rights provided in this Deed Poll are cumulative and not exclusive of any rights (whether provided by law or otherwise).

16.4         Invalidity

If any provision of this Deed Poll shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Deed Poll but the legality, validity and enforceability of the remainder of this Deed Poll shall not be affected.

16.5           Variation

Any term of this Deed Poll may be amended, and the observance of any term of this Deed Poll may be waived (either generally or in a particular instance and either retroactively or prospectively), by the Participating Institution only with the written consent of the Treasury.

16.6           Governing law

This Deed Poll and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

IN WITNESS WHEREOF this Deed Poll has been executed and delivered as a deed on 26 February 2009.

The Royal Bank of Scotland plc	)	By: /s/ J.M. Hill
)
	)	duly authorised by power of attorney to act as
	)	attorney on its behalf in executing and delivering
	)	this Deed Poll

/s/ Robert J. Elliott		Name:	Jennifer M. Hill

Robert J. Elliott		Title:	Attorney
Solicitor
London EC2